UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

China Greenstar Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

168936 102

(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 168936 102

1	NAME OF REPORTING PERSONS

forever prosperous holdings (china) limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
	7	SOLE VOTING POWER

		59.8%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		59.8%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.8%
14	TYPE OF REPORTING PERSON*

CO

(Page 2 of 6 Pages)

CUSIP No. 168936 102

1	NAME OF REPORTING PERSONS

Chen, Huangchen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		59.8%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		59.8%
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.8%
14	TYPE OF REPORTING PERSON*

IN

(Page 3 of 6 Pages)

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D, filed on December 23, 2014 (the “Original Schedule 13D”), is being filed solely to reflect the change in the beneficial ownership of Forever Prosperous Holdings (China), Limited, the Filing Person. Mr. Ben Ansheng Yu has transferred 100 % of his equity ownership in Forever Prosperous to Mr. Huangchen Chen, and has resigned as a director of Forever Prosperous. As a result, Mr. Chen is now the sole member and sole director of Forever Prosperous.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of China Greenstar Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Suite B, 16/F., Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D has been amended and restated as follows:

(a), (f)	This Schedule 13D/A is filed by (i) Forever Prosperous Holdings (China) Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Forever Prosperous,” or the “Filing Person”); and (ii) Huangchen Chen, a citizen of the People’s Republic of China (the “Reporting Person”). Mr. Chen is the sole member and sole director of Forever Prosperous.

(b)	The business address of Forever Prosperous is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Chen’s business address is c/o China Greenstar Holdings Limited, Suite B, 16/F., Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(c)	Forever Prosperous is a holding Company. Mr. Chen is the Chairman of the Board, Chief Executive Officer and President of the Issuer.

(d)	During the past five years, neither the Filing Person, nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, neither the Filing Person, nor the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Original Schedule 13D has been incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D has been incorporated herein by reference.

(Page 4 of 6 Pages)

Item 5. Interest in Securities of the Company.

Item 5 of the Original Schedule 13D has been amended and restated as follows.

(a)	Forever Prosperous beneficially owns an aggregate of 61,260,000 shares of Common Stock (the “Shares”), representing approximately 59.8% of the total issued and outstanding shares of Common Stock (based on 102,379,935 shares of Common Stock issued and outstanding as of February 3, 2015). Mr. Chen, as the sole member and director of Forever Prosperous, may also be deemed to have beneficial ownership over the Shares.

(b)	Forever Prosperous has sole voting and dispositive power over the Shares. Mr. Chen, as the sole member and director of Forever Prosperous, may be deemed to have the power to direct the vote and disposition of the Shares.

(c)	Other than the acquisition of the Shares as reported on this Schedule 13D, neither the Filing Person, nor the Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the Filing Person and the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D has been incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D has been amended and restated in its entirety as follows:

None

(Page 5 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2015

FOREVER PROSPEROUS HOLDINGS (CHINA) LIMITED

By:	/s/ Huangchen Chen
Name:	Huangchen Chen
Title:	Director

/s/ Huangchen Chen
Huangchen Chen

(Page 6 of 6 Pages)